Corficolombiana

FILE No. 823437

[redacted]

RECEIVED

2008 OCT -2 P 12:28

08005163

Cali, September 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Corporación Financiera Del Valle SA

Re.: Submission of Documents pursuant
~~Corporación Financiera Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

- Spanish and English copy of the letter dated September 08, 2008 sent by Bolsa de Valores de Colombia to inform them about the exdividend dates in agreement with the timeframe established by the Assembly.

- Board of Directors` Decisions
  Spanish and English versions The Board of Directors in its September 24th meeting, accepted the renunciation of Mrs. Patricia Fandiño Arce who held the position of Asset Normalization Vicepresident, and decided to eliminate such position.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Oscar Javier Cantor Holguin
Vicepresident

PROCESSED
OCT 07 2008
THOMSON REUTERS

dlw 10/6

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

RIDER 1

Spanish and English copy of the letter dated September 08, 2008 sent by Bolsa de Valores de Colombia to inform them about the exdividend dates in agreement with the timeframe established by the Assembly.

FILE No. 823437

Bogota, D.C. September 8, 2008.

MR.
PEDRO NEL OSPINA SANTAMARIA
Legal Representative
CORPORACION FINANCIERA COLOMBIANA S.A.
Carrera 13 No. 26-45
Bogota

Dear Sir:

Based on the decision made by CFC`s Shareholders` General Assembly on September 5, 2008, referring to the profit distribution taking into account External Circular Letter number 13 of 1998, from former Superintendencia de Valores (Currently, Superintendencia Financiera), as well as the general regulation of Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange), article 3.2.2.3.7.4, hereby we are advising on the exdividend dates in agreement with the timeframe established by the Assembly.

EXDIVIDEND DATE IN CASH FOR CORFICOLF AND PFCORFICOL

BEGINNING DATE	**FINAL DATE**
17/09/2008	01/10/2008
20/10/2008	04/11/2008
14/11/2008	01/12/2008
17/12/2008	02/01/2009
19/01/2009	02/02/2009
16/02/2009	02/03/2009

EXDIVIDEND DATE IN SHARES FOR CORFICOLCF AND PFCORFCOL

BEGINNING DATE	**FINAL DATE**
17/09/2008	01/10/2008

Sincerely;

(Signature)
CELSO GUEVARA CRUZ
Market Administration Manager

FILE No 823437

BVC

2008 SEP -9 P 3:50

RADICADO POR

013790

PISO TERCERO

Bogotá, 08 Septiembre de 2008

Doctor:
PEDRO NEL OSPINA SANTAMARÍA
Representante Legal
CORPORACION FINANCIERA COLOMBIANA S.A.
CARRERA 13 No. 26-45
Bogotá.

Respetado doctor:

Con base en la decisión adoptada por la Asamblea General de Accionistas de esa entidad el día 05 de septiembre de 2008, referente a la distribución de utilidades y teniendo en cuenta la Circular Externa número 13 de 1998 de la Superintendencia de Valores (hoy Superintendencia Financiera), así como el reglamento general de la Bolsa de Valores de Colombia S.A. artículo 3.2.2.3.7.4, de manera atenta nos permitimos informar el periodo exdividendo de conformidad con la fecha de exigibilidad establecida por la asamblea.

FECHA EX-DIVIDENDO EN EFECTIVO PARA CORFICOLCF Y PFCORFICOL

FECHA INICIAL	FECHA FINAL
17/09/2008	01/10/2008
20/10/2008	04/11/2008
14/11/2008	01/12/2008
17/12/2008	02/01/2009
19/01/2009	02/02/2009
16/02/2009	02/03/2009

FECHA EX-DIVIDENDO EN ACCIONES PARA CORFICOLCF Y PFCORFICOL

FECHA INICIAL	FECHA FINAL
17/09/2008	01/10/2008

Cordialmente,

CELSO GUEVARA CRUZ
Gerente Administración de Mercados

FILE No. 823437

RECEIVED
2008 OCT -2 P 12:28

RIDER 2

- Board of Directors` Decisions
  Spanish and English versions The Board of Directors in its September 24th meeting, accepted the renunciation of Mrs. Patricia Fandiño Arce who held the position of Asset Normalization Vicepresident, and decided to eliminate such position.

Información Relevante

SUPERINTENDENCIA FINANCIERA DE COLOMBIA S.A.

Entidad : CORPORACION FINANCIERA COLOMBIANA S.A.

Registros encontrados: 7

Fecha	Hora	Tema	Resumen	Anexo
24/09/2008	15:10:22	Decisiones de Junta Directiva	La Junta Directiva aceptó la renuncia de la Dra. Patricia Fandiño Arce al cargo de Vicepresidente de Normalización de Activos, y resolvió suprimir dicho el cargo.	N/A

Nueva búsqueda Inicio

END